UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This  Report on Form 6-K includes (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2018 and 2017 and (2) the unaudited interim condensed consolidated financial statements and related notes of Grindrod  Shipping Holdings Ltd., as at and for the six months ended June 30, 2018 and 2017.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by us at the time these statements were made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•                  our future operating or financial results;

•                  the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•                  cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•                  changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•                  changes in the value of our vessels;

•                  statements about business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•                  competition within the drybulk and tanker industries;

•                  seasonal fluctuations within the drybulk and tanker industries;

•                  our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•                  general economic conditions and conditions in the oil and coal industries;

•                  our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•                  the failure of counterparties to our contracts to fully perform their obligations with us;

•                  our ability to execute our growth strategy;

•                  international political conditions;

•                  potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•                  vessel breakdowns;

•                  corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

•                  fluctuations in interest rates and foreign exchange rates;

•                  changes in the costs associated with owning and operating our vessels;

•                  changes in, and our compliance with, governmental, tax, environmental, health and safety regulations;

•                  potential liability from pending or future litigation;

•                  our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•                  the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•                  our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•                  our dependence on key personnel;

•                  our expectations regarding the availability of vessel acquisitions and our ability to complete acquisitions as planned;

•                  adequacy of our insurance coverage;

•                  effects of new technological innovation and advances in vessel design;

•                  our ability to realize the benefits of the Spin-Off (as defined below);

•                  unforeseen costs and expenses relating to the Spin-Off;

•                  our ability to operate as an independent entity; and

•                  and the other factors set out in “Item 3.  Key Information-Risk Factors” in our Registration Statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”)

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operation together with the unaudited interim condensed consolidated financial statements, including the notes, and the other financial information appearing elsewhere in this Report on Form 6-K, and with our audited combined financial statements appearing in our Registration Statement on Form 20-F filed with the SEC. Certain information contained in this discussion and analysis and elsewhere in this Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. See “Important Information Regarding Forward-Looking Statements” in this Report on Form 6-K and in “Item 3. Key Information—Risk Factors” of the Registration Statement on Form 20-F filed with the SEC for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Report on Form 6-K.

In this Report on Form 6-K, unless otherwise indicated, all references to “we”, “us,” “our” and Grindrod Shipping refer to Grindrod Shipping Holdings Ltd. and its subsidiaries.

On June 18, 2018, we acquired the shipping business of Grindrod Limited’s wholly-owned shipping business subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA. We refer to this transaction in this Report on Form 6-K as the “Spin-Off.”

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an ‘‘unallocated’’ segment. Our historical business also includes a container business which we held through Ocean Africa Container Lines division, or OACL, and a bunker business which we held through Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, both of which were separated from Grindrod Shipping on January 1, 2018. As a result, these businesses have not been part of our results of operations for periods following January 1, 2018.

Our handysize and supramax/ultramax operating fleet consists of 25 owned drybulk carriers (including 13 drybulk carriers that we own through joint ventures) and six long-term chartered-in drybulk carriers. We have 19 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 60,490 dwt. We also have two ultramax drybulk carriers under construction each with a size of 61,000 dwt. In addition, we have entered into, and expect to enter into additional, time charter agreements relating to three ultramax drybulk vessels under construction with sizes ranging from 60,000 to 62,000 dwt, which are expected to be delivered in 2019 and 2020. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market or under contracts of affreightment (“COAs”).

Our tanker operating fleet consists of 12 owned tankers (including six tankers that we own through joint ventures) and three long-term chartered-in tankers. We have 11 medium range tankers and four small tankers in our operating fleet with sizes ranging from 16,480 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirtyproducts, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by one of our joint venture partners or third parties, and under various other arrangements, including charter-out, bareboat charter, under COAs or in the spot market.

The following table sets forth certain summary information regarding our fleet as of the date of this report:

Drybulk Carriers

Vessel Name	Built	Country of Build	dwt	Type of Ownership	Type of Employment
Handysize
IVS Merlion	2013	China	32,070	Owned	IVS Handysize Pool
IVS Raffles	2013	China	32,050	Owned	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	Owned	IVS Handysize Pool
IVS Kinglet	2011	Japan	33,130	Owned	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	Owned	IVS Handysize Pool
IVS Orchard	2011	China	32,530	Owned	IVS Handysize Pool
IVS Knot	2010	Japan	33,140	Owned	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	Owned	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	Owned	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	Owned	IVS Handysize Pool
IVS Kawana	2005	Japan	32,640	Owned	IVS Handysize Pool
IVS Kanda	2004	Japan	32,620	Owned	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	Owned	IVS Handysize Pool
Handysize - Eco
IVS Tembe(3)	2016	Japan	37,740	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Sunbird(3)	2015	Japan	33,400	Owned	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Kestrel(3)	2014	Japan	32,770	Owned	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Sparrowhawk(3)	2014	Japan	33,420	Owned	IVS Handysize Pool

Supramax/Ultramax—Eco
IVS Swinley Forest(3)	2017	Japan	60,490	Owned	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	Owned	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	Chartered-in (expires 2023-2026)(2)	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	Owned	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	Chartered-in (expires 2023-2026)(2)	IVS Supramax Pool
IVS Augusta(9)	2015	Philippines(4)	57,800	Chartered-in (expires 2020-2022)(2)	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	Owned	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	Owned	IVS Supramax Pool

Vessel Name	Built	Country of Build	dwt	Type of Ownership	Type of Employment
IVS Pinehurst(9)	2015	Philippines(4)	57,810	Chartered-in (expires 2020-2022)(2)	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	Owned	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	Chartered-in (expires 2019-2021)(2)	IVS Supramax Pool
IVS Naruo(9)	2014	Japan	60,030	Chartered-in (expires 2021-2024)(2)	IVS Supramax Pool

Drybulk Carriers Under Construction

Vessel Name	Expected Delivery	Country of Build	dwt	Type of Ownership
Supramax/Ultramax-Eco
IVS Okudogo	2019	Japan	61,000	Owned
IVS Prestwick	2019	Japan	61,000	Owned
IVS To Be Named(5)	2019	Japan	60,000	Chartered-in (expires 2022-2024)(2)
IVS Pebble Beach(5)	2020	Japan	62,000	Chartered-in (expires 2022-2024)(2)
IVS Astugi(5)	2020	Japan	62,000	Chartered-in (expires 2022-2024)(2)

Tankers

Vessel Name	Built	Country of Build	dwt	IMO Designation	Type of Ownership	Type of Employment
Small Product Tankers
Umgeni	2011	China	16,480	II, III	Owned	Brostrom Tanker Pool
Kowie	2010	China	16,890	II, III	Owned	Spot Market and COA
Breede	2009	China	16,900	II, III	Owned	Spot Market and COA
Berg(6)	2008	China	16,900	II, III	Owned	Time Charter (expires 2018)
Medium Range Tankers
Lavela(6)	2010	South Korea	40,100	III	Owned	Handy Tanker Pool
Rhino	2010	South Korea	39,710	II, III	Owned	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	Owned	Handy Tanker Pool
Coral Stars	2004	South Korea	40,000	III	Chartered-in (expires 2018)(2)	COA

Vessel Name	Built	Country of Build	dwt	IMO Designation	Type of Ownership	Type of Employment
Medium Range Tankers—Eco
Matuku	2016	South Korea	50,140	II, III	Owned	Bareboat charter (expires 2020 with a two year option)
Doric Breeze	2013	South Korea	51,570	II, III	Chartered-in (expires 2020)(2)	Commercially managed by Vitol in the spot market and/or time chartered(7)
Doric Pioneer	2013	South Korea	51,570	II, III	Chartered-in (expires 2020)(2)	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Moon(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Sea(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Star(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Sun(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)

(1)             Owned through a joint venture with Mitsui & Co Ltd. In which we have a 51% interest.

(2)             Expiration date range represents the earliest and latest redelivery periods due to extension options.

(3)             Owned through a joint venture with Regiment Capital Ltd. And Sankaty European Investments III, S.a.r.l. in which we have a 33.5% interest.

(4)             Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)             In August 2018, we entered into an agreement relating to time charter contracts for the IVS Pebble Beach and the IVS Astugi and we expect to formally agree to an agreement relating to the time charter contract for a vessel to be named, in the third quarter of 2018, relating to these vessels under construction which are expected to be delivered in 2019, 2020 and 2020 respectively.

(6)             Owned through a joint venture with Engen Petroleum Limited, or Engen, in which we have a 50% interest.

(7)             Our product tankers are commercially managed by Mansel Limited.  Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by an affiliate of our joint venture partner Vitol Shipping Singapore Ltd. or Vitol.

(8)             Owned through a joint venture with Vitol in which we have a 50% interest.

(9)             Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, we have the option to purchase either of these vessels of our choice.

Components of Our Operating Results

Revenues.    Revenues include vessel revenue, ship sales, and other revenue. Vessel revenues consist of charter hire revenue and freight revenue. Charter hire revenues primarily relate to time charter contracts and freight revenues primarily relate to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sales include ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenues by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire expense for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)             “Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)             “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire expense when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire expense when the vessel is off-hire.

We also generate revenues by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk, supramax and ultramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through a joint venture that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise.

Cost of sales.    Cost of sales includes charter hire expenses, which primarily relate to time charter contracts; voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; depreciation and amortization; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the fleet; cost of ship sales, which consist of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables; ship lease rentals (relating to charter hire revenue for the OACL business (which was sold on January 1, 2018); and other expenses, which consist of container expenses, freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases.

Other operating income.    Other operating income consists of dividend income and foreign exchange gain.

Administrative expenses.    Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance. Administrative expenses may increase in connection with becoming a publicly reporting, listed entity, as a result of, among other things, increased audit, legal and professional fees and listing and exchange related costs. In addition, personnel costs may increase for a number of reasons, including in connection with relocation of certain management personnel to our Singapore office in connection with the Spin-Off.

Other operating expenses.    Other operating expenses consist of impairment loss on assets, foreign exchange loss, loss on disposal of investment in subsidiaries and other operating expenses.

Share of losses of joint ventures.    Share of losses of joint ventures relates to profits or losses attributable to our joint ventures. Our joint ventures are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on loans from related companies and interest on bank loans.

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•                  strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

•                  cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;

•                  seasonality;

•                  our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;

•                  changes in supply of drybulk and tanker vessels;

•                  the duration of our charter contracts and market conditions when charters expire;

•                  our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

•                  the strength of and growth in the number of our customer relationships;

•                  an increase in the price of bunker or other market-related increases to components of our costs of sales;

•                  depreciation on our vessels and potential impairment charges;

•                  the amount of time and expense that we spend positioning our vessels;

•                  loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•                  the failure of counterparties to fully perform their contracts with us;

•                  the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•                  the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•                  the age, condition and specifications of our vessels;

•                  the effective and efficient technical management of our vessels and our vessel operating costs;

•                  our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;

•                  our ability to access capital to finance our fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•                  our level of debt and related interest expense;

•                  corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•                  losses or provisions for losses on uncollectible revenues;

•                  the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenues and expenses and costs in unwinding them;

•                  the cost and adequacy or otherwise of our insurance coverage;

•                  fluctuations in foreign currency exchange rates; and inflation.

The Spin-Off

The unaudited interim condensed consolidated financial statements presented in this report represent the combined financial statements of GSPL and GSSA prior to June 18, 2018 and were derived from combining the financial statements of Grindrod Limited’s wholly-owned shipping subsidiaries, GSPL and GSSA. Subsequent to June 18, 2018, our financial statements represent the consolidated financial statements of the company as a separate publicly traded company following the spin-off of GSPL and GSSA from Grindrod Limited. In addition, the unaudited interim condensed consolidated financial statements include components of Grindrod Limited’s shipping business which were not transferred to us in the Spin-Off. On January 1, 2018 two of GSSA’s businesses, OACL and Unicorn Bunker, were sold to another Grindrod Limited subsidiary and such businesses are not be part of our results of operations for periods following the disposal on January 1, 2018, however, the proceeds from these sales remained with us following the Spin-Off.

The OACL and Unicorn Bunker businesses were  identified as niche South African operations involving assets that were either landlocked within the ports of Durban and Cape Town, or entirely land based, being terminal and warehouse operations all of which are subject to specific South African regulations, local competition and governmental initiatives which management believed would be difficult to manage from an international holding company and would detract from the core drybulk carriers and tankers businesses that are operated on a global scale. Accordingly, our historical results of operations may not be indicative of our future results of operations or financial condition as a separate, stand-alone public company.

Non-GAAP Financial Measures

The financial information included in this Report on Form 6-K includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.   TCE revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenues and voyage expenses as reported for our operating segments include a proportionate share of vessel revenues and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue:

	Six Months ended June 30,
	2018			2017
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	52,955	(24,805)	28,150	53,734	(27,211)	26,523
Supramax/ultramax	73,082	(35,344)	37,738	78,303	(38,595)	39,708
Medium Range Tankers	18,946	(3,773)	15,173	23,718	(4,177)	19,541
Small Tankers	8,966	(2,169)	6,797	11,813	(1,492)	10,321
Other drybulk carriers	1,215			29,359
Other tankers	2,570			6,899
Other revenue	2,730			1,832
Adjustments*	(9,623)			(11,605)

Revenue	150,841			194,053

*                 Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis.  Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

EBITDA and Adjusted EBITDA.   EBITDA is defined as earnings before interest income, interest expense, income tax expense or credit, depreciation and amortization and share of losses of joint ventures. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below , which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six month period ended June 30, 2018 and the comparative period June, 30 2017:

	Six Months ended June 30,
(In thousands of U.S. dollars)	2018	2017

Loss for the Period	$(13,453)	$(6,952)
Adjusted for:
Income tax expense	2,147	1,898
Interest income	(1,945)	(3,262)
Interest expense	2,961	3,079
Share of losses of joint ventures	1,372	1,188
Depreciation and amortization	6,763	10,186

EBITDA	(2,155)	6,137

Adjusted for
Listing costs	$4,079	$—
Gain on disposals of business	(3,255)	—
Gain on deemed disposal of previously held joint venture	(324)

ADJUSTED EBITDA	(1,655)	6,137

Headline loss.     In addition to our primary listing on the Nasdaq Global Select Market, our ordinary shares also trade on the Johannesburg Stock Exchange, or JSE. The JSE requires that we calculate and publicly disclose Headline Earnings Per Share and Diluted Headline Earnings Per Share which, according to the SEC, is considered a non-GAAP measurement. As defined in the SAICA Circular 2/2015, headline earnings is an additional earnings number that excludes separately identifiable re-measurements, net of related tax and related non-controlling interest.

Headline loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as specified in terms of the SAICA Circular 2/2015 as required by the JSE as set forth below, and Headline loss per share represents this figure divided by the weighted average number of shares in issue for the period.

The table below present a reconciliation between Loss for the period to headline loss for the six month period ended June 30, 2018 and the June, 30 2017.

	Six Months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2018	2017
Reconciliation between loss for the period and headline earnings loss:
Loss for the period	$(13,453)	$(6,952)
Adjusted for:
- Impairment loss on joint venture’s ship	1,423	—
- Gain/loss on disposals of plant and equipment	(63)	2
- Gain on disposals of business	(3,255)
- Gain on deemed disposal of previously held joint venture	(324)
- Capital gains tax on sale of businesses	1,809
Headline Loss	(13,863)	(6,950)

Number of shares on which the per share figures have been calculated	19,063,833	19,063,833
Loss and diluted loss per share	$(0.71)	$(0.36)
Headline loss and diluted headline loss per share	$(0.73)	$(0.36)

Results of Operations

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Certain financial data on a consolidated basis and for our primary segments was as follows for the six months ended June 30, 2018 and 2017. This information was derived from our unaudited interim condensed consolidated financial statements for the respective periods.  The table below also contains certain information regarding Headline loss for the period and Headline loss per share for the six months ended June 30, 2018 and 2017, which are non-GAAP measures.  For a discussion and reconciliation of these measures, see “Non-GAAP Financial Measures” above.

Combined Results of Operations

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive data

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2018	2017
Revenue	$150,841	$194,053
Cost of sales	(148,432)	(184,307)
Gross profit	2,409	9,746
Other operating income	8,032	1,902
Administrative expenses	(17,292)	(13,535)
Other operating expenses	(2,067)	(2,162)
Interest income	1,945	3,262
Interest expense	(2,961)	(3,079)
Share of losses of joint ventures	(1,372)	(1,188)
Loss before taxation	(11,306)	(5,054)
Income tax expense	(2,147)	(1,898)
Loss for the period	(13,453)	(6,952)

Loss per share:
- Basic and diluted	$(0.71)	$(0.36)

Headline loss for the period (1)	(13,863)	(6,950)
Headline loss per share:
- Basic and diluted (1)	$(0.73)	$(0.36)

(1) Basic and diluted loss per share and basic and diluted headline loss per share for the six months ended June 30, 2017 were calculated assuming the number of shares issued as at June 18, 2018 (the date of the Spin-Off) to provide comparative figures to the 2018 results.

Segment Results of Operations (1)

	Six months ended June 30,
	2018	2017

Drybulk Carriers Business
Handysize Segment
Revenue	$53,828	$54,408
Cost of sales	(50,601)	(55,646)
Supramax/Ultramax Segment
Revenue	$73,675	$78,689
Cost of sales	(74,755)	(76,754)

Tanker Business
Medium Range Tanker Segment
Revenue	$18,921	$23,585
Cost of sales	(19,709)	(23,500)
Small Tanker Segment
Revenue	$8,966	$11,813
Cost of sales	(8,378)	(10,407)

(1)             Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our condensed consolidated results of operations.

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2018 and 2017 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day which is a non-GAAP measure. For a discussion and reconciliation of these measures, see “Non-GAAP Financial Measures” above.

Drybulk Carriers Business

	Six months ended June 30,
(In thousands of U.S. dollars)	2018	2017

Handysize Segment
Calendar days(2)	3,293	3,932
Available days(3)	3,183	3,863
Operating days(4)	3,129	3,833
Owned fleet operating days(5)	2,339	2,558
Long-term charter-in days(6)	181	181
Short-term charter-in days(7)	609	1,094
Fleet Utilization(8)	98.3%	99.2%
Handysize Segment Average Daily Results
TCE per day (9)	$8,997	$6,919
Vessel operating costs per day(10)	$5,238	$4,944
Long-term charter-in costs per day(11)	$8,600	$8,600
Supramax/Ultramax Segment
Calendar days(2)	3,471	3,838
Available days(3)	3,423	3,838
Operating days(4)	3,402	3,795
Owned fleet operating days(5)	343	343
Long-term charter-in days(6)	1,196	1,267
Short-term charter-in days(7)	1,863	2,185
Fleet Utilization(8)	99.4%	98.9%
Supramax/Ultramax Segment Average Daily Results
TCE per day (9)	$11,092	$10,462
Vessel operating costs per day(10)	$4,616	$4,442
Long-term charter-in costs per day(11)	$13,049	$13,084

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,358	1,550
Available days(3)	1,346	1,539
Operating days(4)	1,311	1,534
Owned fleet operating days(5)	779	986
Long-term charter-in days(6)	532	548
Short-term charter-in days(7)	—	—
Fleet Utilization(8)	97.4%	99.6%
Medium Range Tanker Segment Average Daily Results
TCE per day (9)	$11,570	$12,742
Vessel operating costs per day(10)	$7,279	$6,928
Long-term charter-in costs per day(11)	$15,031	$15,174
Small Tanker Segment
Calendar days(2)	634	815
Available days(3)	610	815
Operating days(4)	600	815
Owned fleet operating days(5)	600	634
Long-term charter-in days(6)	—	181
Short-term charter-in days(7)	—	—
Fleet Utilization(8)	98.4%	100.0%
Small Tanker Segment Average Daily Results
TCE per day (9)	$11,323	$12,672
Vessel operating costs per day(10)	$7,750	$7,571
Long-term charter-in costs per day(11)	$—	$10,902

(1)                       Segment results of operations include the proportionate share of joint ventures which is not reflected in our combined results of operations.

(2)                       Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)                       Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.

(4)                       Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.

(5)                       Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)                       Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)                       Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)                       Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)                       TCE per day: vessel revenues less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days.

(10)                  Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ calendar days and excludes charter-in costs and charter-in days.

(11)                  Long-term charter-in costs per day: Charter hire expenses associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period.

The table below presents the breakdown of charter hire expense into long-term charter hire expense and short-term charter hire expense:

	Six Months ended June 30,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short- term	Charter Hire Expense	Long-term	Short- term	Charter Hire Expense

Handysize	1,556	6,862	8,418	1,556	8,581	10,137
Supramax/ultramax	15,607	21,073	36,680	16,577	19,032	35,609
Medium Range Tankers	7,990	—	7,990	8,317	—	8,317
Small Tankers	—	—	—	1,973	—	1,973
Others			1,468			8,567
Adjustments*			(276)			(355)
			54,280			64,248

*         Charter hire cost incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis.  Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

The average long-term charter-in costs per day for the Supramax/ultramax fleet for the second half of 2018 is expected to be approximately $12,700/day (our only long-term charter-in Handysize (IVS Shikra) was redelivered on August 21, 2018. The average long term charter-in costs per day for the medium range tanker fleet for the second half of 2018 is expected to be approximately $14,580/day.

Revenues.    Revenues decreased by $43.3 million, or approximately 22.3%, from $194.1 million for the six months ended June 30, 2017 to $150.8 million for the six months ended June 30, 2018. The largest component of revenues is vessel revenue. Vessel revenues decreased by $44.2 million, or approximately 23.1%, from $191.6 million for the six months ended June 30, 2017 to $147.4 million for the six months ended June 30, 2018. This decrease was primarily due to the sale of OACL and Unicorn Bunker on January 1, 2018, as well as the decrease in the spot tanker market in the tanker segment, the decrease in the number of operating days in the drybulk business as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, and the temporary disruption in trading patterns of some of our vessels due to a force majeure declared on one of our COAs.  These decreases were partially offset by increased spot rates in the drybulk business in the first half of 2018. Vessel revenue was $22.0 million for the OACL business for the six months ended June 30, 2017 and vessel revenue was $4.3 million for the Unicorn Bunker business for the same period.

Drybulk Business Revenues and Vessel Revenues

In the drybulk business, our handysize total revenues and supramax/ultramax total revenues decreased by $0.6 million and $5.0 million, respectively, or approximately 1.1% and 6.4%, respectively, from $54.4 million and $78.7 million, respectively, for the six months ended June 30, 2017 to $53.8 million and $73.7 million, respectively, for the six months ended June 30, 2018. These decreases were primarily due to the decrease in the number of operating days as a result of a management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short term vessels off the spot market.

Our handysize vessel revenues and supramax/ultramax vessel revenues decreased by $0.8 million and $5.2 million, respectively, or approximately 1.3% and 6.6%, respectively, from $53.7 million and $78.3 million, respectively, for the six months ended June 30, 2017 to $53.0 million and $73.1 million, respectively, for the six months ended June 30, 2018. This decrease was primarily due to a decrease in the number of operating days as a result of a management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short term vessels off the spot market.

Tankers Business Revenues and Vessel Revenues

In the tankers business, our medium range tankers and small tankers total revenues decreased by $4.7 million and $2.8 million, respectively, or approximately 20.0% and 23.7%, respectively, from $23.6 million and $11.8 million, respectively, for the six months ended June 30, 2017 to $18.9 million and $9.0 million, respectively, for the six months ended June 30, 2018. The decrease in the total revenues was primarily due to a decrease in tanker spot market charter rates and a reduction in the number of tankers we operated in this segment as a result of a medium range tanker being sold in October 2017 and a short-term chartered-in small tanker being redelivered in the in July 2017.

Our medium range tankers and small tankers vessel revenues decreased by $4.7 million and $2.8 million, respectively, or approximately 20.0% and 23.7%, respectively, from $23.7 million and $11.8 million, respectively for the six months ended June 30, 2017 to $19.0 million and $9.0 million, respectively, for the six months ended June 30, 2018. The decrease in the medium range tankers and small tankers vessel revenue was primarily due to a decrease in tanker spot market charter rates in the first half of 2018.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $2,078 per day, or approximately 30.0%, from $6,919 per day for the six months ended June 30, 2017 to $8,997 per day for the six months ended June 30, 2018. This increase was due to an increase in handysize spot market charter rates in the first half of 2018.

Supramax/ultramax TCE per day increased by $630 per day, or approximately 6.0%, from $10,462 per day for the six months ended June 30, 2017 to $11,092 per day for the six months ended June 30, 2018. This increase was due to an increase in supramax spot market charter rates in the first half of 2018.

Tankers Business TCE Revenue

Medium range tankers TCE per day decreased by $1,172 per day, or approximately 9.2%, from $12,742 per day for the six ended June 30, 2017 to $11,570 per day for the six months ended June 30, 2018. This decrease was due to a decrease in medium range tanker spot market charter rates in the first half of 2018.

Small tankers TCE per day decreased by $1,349 per day, or approximately 10.6%, from $12,672 per day for the six months ended June 30, 2017 to $11,323 per day for the six months ended June 30, 2018. This decrease was due to a decrease in small range tanker spot market charter rates in the first half of 2018.

Cost of sales.    Cost of sales decreased by $35.9 million, or approximately 19.5%, from $184.3 million for the six months ended June 31, 2017 to $148.4 million for the six months ended June 30, 2018. The largest component of cost of sales is voyage expenses, which decreased by $11.0 million from $82.5 million for the six months ended June 30, 2017 and $71.5 million for the six months ended June 30, 2018. The second largest component of cost of sales is charter hire expense, which decreased by $9.9 million from $64.2 million for the six months ended June 30, 2017 to $54.3 million for the six months ended June 30, 2018. This decrease in cost of sales is due to the sale of the OACL and Unicorn Bunker business, the decrease in the number of operating days in the drybulk business as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, and the redelivery of the capesize vessels at the end of 2017 in the first half of 2018. This decrease was partially offset by higher charter-in costs as drybulk spot charter rates increased in the first half of 2018. Cost of sales was $16.6 million for the OACL business for the six months ended June 30, 2017 and cost of sales was $2.6 million for the Unicorn Bunker business for the same period.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales decreased by $5.0 million and $2.0 million, respectively, or approximately 9.0% and 2.6%, from $55.6 million and $76.8 million, respectively, for the six months ended June 30, 2017 to $50.6 million and $74.8 million, respectively, for the six months ended June 30, 2018. These decreases in drybulk cost of sales were primarily due to a decrease in the number of operating days as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market.  This decrease in drybulk business cost of sales was partially offset by higher charter-in costs on short-term charters as drybulk spot charter rates increased over the first half of 2018.

Our handysize voyage expenses and supramax/ultramax voyage expenses decreased by $2.4 million and $3.3 million, respectively, or approximately 8.8% and 8.5%, from $27.2 million and $38.6 million, respectively, for the six months ended June 30, 2017 to $24.8 million and $35.3 million, respectively, for the six months ended June 30, 2018. These decreases were primarily due to a decrease in the number of operating days as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market. Our handysize vessel operating costs and supramax/ultramax vessel operating costs remained relatively flat from $13.0 million and $1.6 million, respectively for the six months ended June 30, 2017, to $13.1 million and $1.7 million for the six months ended June 30, 2018, respectively.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day increased by $294 per day from $4,944 per day for the six months ended June 30, 2017 and $5,238 per day for the six months ended June 30, 2018. Supramax/ultramax vessel operating costs per day increased slightly by $174 per day from $4,442 per day for the six months ended June 30, 2017 to $4,616 per day for the six months ended June 30, 2018. These increases were primarily due to the additional repairs and maintenance on three older vessels and the timing of the purchases to replenish consumables and spares.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers and small tankers cost of sales decreased by $3.8 million and $2.0 million, respectively, or approximately 16.2% and 19.2%, respectively, from $23.5 million and $10.4 million, respectively, for the six months ended June 30, 2017 to $19.7 million and $8.4 million, respectively, for the six months ended June 30, 2018. This decrease in tankers cost of sales was primarily due to a decrease in the number of medium range and small tankers operating in 2018. Vessel depreciation which is a component of cost of sales also decreased in the 2018 year as a result of the impairments in September 2017.

Our medium range tankers voyage expenses decreased by $0.4 million and small tankers voyage expenses increased by $0.7 million, or approximately 9.5% and 46.7%, respectively, from $4.2 million and $1.5 million, respectively, for the six months ended June 30, 2017 to $3.8 million and $2.2 million, respectively, for the six months ended June 30, 2018. The decrease in medium range voyage expenses were primarily due to the reduction in the number of vessels operating in this sector in the first half of 2018.  The increase in small tankers voyage expenses was due to a vessel that had been employed under a time charter agreement in 2017 and was entered into a pool for the 2018 period, which resulted in the vessel incurring voyage expenses as part of the operations.

Our medium range tankers operating costs decreased from $6.9 million for the six months ended June 30, 2017 to $5.9 million for the six months ended June 30, 2018. Small tankers operating costs increased slightly from $4.8 million for the six months ended June 30, 2017 to $4.9 million for the six months ended June 30, 2018. The decrease in medium tankers operating costs was primarily due to a decrease in the number of tanker vessels operating in the first half of 2018.

Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating costs per day increased by $351 from $6,928 per day for the six months ended June 30, 2017 to $7,279 per day for the six months ended June 30, 2018. The increase is primarily due to the incurrence of insurance deductibles as a result of two incidents.

Small tankers vessel operating costs per day increased by $179 from $7,571 per day for the six months ended June 30, 2017 to $7,750 per day for the six months ended June 30, 2018.  This increase is primarily due to the incurrence of an insurance deductible as a result of one incident.

Gross profit.    Gross profit decreased by $7.3 million, or 75.3%, from $9.7 million for the six months ended June 30, 2017 to $2.4 million for the six months ended June 30, 2018 primarily as a result of the sale of the OACL and Unicorn Bunkers businesses, reduced spot market earnings for the small tanker and medium range tanker segment and a decrease in the number of operating days in the drybulk business as a result of management’s  decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market in the first half of 2018.

Other operating income.   Other operating income consisted primarily of foreign exchange gain and profit on sale of businesses. For the six months ended June 30, 2018, we incurred an unrealized foreign exchange gain of $3.7 million primarily as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains. For the six months ended June 30, 2017, we incurred foreign exchange gains of $1.9 million. The sale of the OACL and Unicorn Bunker businesses resulted in a net profit of $3.3 million in the six months ended June 30, 2018.

Administrative expenses.   Administrative expenses increased by $3.8 million, or approximately 28.1%, from $13.5 million for the six months ended June 30, 2017 to $17.3 million for the six months ended June 30, 2018 primarily as a result of expenses relating to the Spin-Off. Administrative expenses for periods prior to the Spin-Off also include charges billed to us and our subsidiaries by Grindrod Limited’s subsidiaries that generally relate to the cost of corporate resources previously provided by Grindrod Limited.  These charges ceased as of the closing of the Spin-Off. In addition, each of our wholly-owned subsidiaries, GSPL and GSSA, has entered into a transitional services agreement with Grindrod Limited in connection with the Spin-Off, under which Grindrod Limited will continue to provide to us, among other things, internal audit, corporate secretarial services, information technology and such other financial and management services through varying times in 2019, depending on the service, and a related licensing agreement in respect of the use of certain intellectual property of Grindrod Limited  for a term as to be determined and a property lease agreement subject to termination on short-term notice. Following the expiration of the transitional services agreement, we expect that we will incur administrative costs similar to those incurred prior to the transitional services agreement.

Other operating expenses.    Other operating expenses consisted primarily of foreign exchange loss.  For the six months ended June 30, 2017 we incurred a foreign exchange loss of $2.1 million primarily as a result of unrealized revaluations of foreign bank balances, vendor balances and customer balances at period end as well as realized losses. For the six months ended June 30, 2018 we incurred a similar foreign exchange loss of $0.8 million.

Interest income.    Interest income decreased from $3.3 million for the six months ended June 30, 2017 to $1.9 million for the six months ended June 30, 2018. This decrease was primarily due to the repayment of a portion of a shareholder loan provided to a joint venture.

Interest expense.    Interest expense remained relatively flat from $3.1 million for the six months ended June 30, 2017 to $3.0 million for the six months ended June 30, 2018.

Share of losses of joint ventures.    Share of joint venture losses remained relatively flat from a loss of $1.2 million for the six months ended June 30, 2017 to a loss of $1.4 million for the six months ended June 30, 2018, primarily relating to the impairment of vessels.

Income tax expense.    Income tax expense for the six months ended June 30, 2018 remained stable at $1.9 million for the six months ended June 30, 2017 and $2.1 million for the six months ended June 30, 2018. Income tax expense for the six months ended June 30, 2018 was related primarily to a capital gain on the sale of the Unicorn Bunker business. Income tax expense for the six months ended June 30, 2017 was primarily related to operating profits in OACL and Unicorn Bunker.

Loss for the period.    Our loss for the six months ended June 30, 2018 increased from a loss of $7.0 million for the six months ended June 30, 2017 to $13.5 million for the six months ended June 30, 2018 for the same reasons set forth above.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, installment payments on new building construction contracts, payments of interest, quarterly principal payments under our credit facilities, and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities.

As of the date of this report, after giving effect to the redelivery of the IVS Beachwood and IVS Shikra, we had purchase options to acquire five vessels. We have options to purchase the IVS Naruo, one of either the IVS Pinehurst or the IVS Augusta, the IVS Hayakita, the IVS Pebble Beach and the IVS Astugi, that are expected to first enter into the exercise periods under their respective charter parties in December 2019, February 2020, July 2020, July 2021, July 2022 and July 2022 respectively. See “—Our Fleet”. The prices of these purchase options range from approximately $18.0 million to $25.5 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

Cash Flow Discussion

The following table presents cash flow information for each of the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
(In thousands of U.S. dollars)	2018	2017

Cash used in operating activities	$(46,246)	$(6,013)
Cash generated from (used in) investing activities	33,215	(429)
Cash generated from (used in) financing activities	19,450	(122)
Increase/(decrease) in cash and cash equivalents	6,419	(6,564)
Cash and cash equivalents, beginning of period	45,245	62,470
Differences in translation	(1,269)	(257)
Cash and Cash equivalents, end of period	50,395	55,649

Cash used in  operating activities.    Cash from operating activities changed negatively by $40.2 million from an outflow of $6.0 million for the six months ended June 30, 2017 as compared to an outflow of $46.2 million for the six months ended June 30, 2018. Cash used in operating activities for the six months ended June 30, 2018 increased primarily due to decreased revenues, capital expenditures of $21.3 million relating to the purchase of two vessels from one of our joint ventures, and the initial payments of $5.3 million on the two ultramax newbuildings in May 2018, the repayment of intercompany loans with Grindrod Limited prior to the Spin-Off of $11.7 million and the payment of costs associated with the Spin-Off of $4.1 million.

Cash generated from (used in) investing activities.    Cash generated from investing activities increased by $32.8 million from an outflow of $0.4 million for the six months ended June 30, 2017, as compared to an inflow of $33.2 million for the six months ended June 30, 2018. Cash generated from investing activities for the six months ended June 30, 2018 was primarily the result of the sale of OACL and Unicorn Bunkers, which generated net proceeds of $25.3 million and a partial repayment of a loan by a joint venture party of $7.0 million.

Cash generated from (used in) financing activities.    Cash generated from financing activities increased by $19.6 million from an outflow of $0.1 million for the six months ended June 30, 2017, as compared to an inflow of $19.5 million for the six months ended June 30, 2018. Cash generated from financing activities for the six months ended June 30, 2018 was primarily the result of the refinancing of certain of our debt in May 2018, which resulted in a drawdown on the new facility exceeding the repayment of amounts outstanding under the existing facilities.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions.

On May 15, 2018, GSPL entered in resale agreements for the acquisition of two new ultramax drybulk carriers under construction, which are expected to be delivered to GSPL in the second half of 2019. The purchase price of each new drybulk carrier is $26.4 million, payable in four installments. See “—Contractual Obligations Table”. We expect that we or our joint ventures will enter in to additional newbuilding contracts in the future. In addition to any acquisitions that we may make in the future, the Leopard Tankers joint venture with Vitol may be terminated at any time by either party. If that agreement is terminated, we may acquire two vessels and each of us or our joint venture partner might also purchase one or two of the vessels that would otherwise have been acquired by the other party if such party declines to do so. We also may enter into discussions with our IVS Bulk joint venture partners to explore the possibility of purchasing the vessels owned by IVS Bulk in exchange for Grindrod Shipping equity and/or other cash consideration. In addition, we may also explore purchases of vessels held in other joint ventures in the future.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking relating to vessels and vessel equipment, and scheduled off-hire days for our fleet for the remainder of 2018 through 2019 (including the proportionate costs and off-hire days for our joint venture vessels) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2018	$2.5 million	28.1 days
2019	$4.5 million	60.76 days

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the six months ended June 30, 2018 and 2017, we incurred a total of $4.7 million and $2.4 million of drydocking costs, respectively, including our proportionate share of our joint ventures, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During the first half of 2018, 11 of our vessels (of which five are held in joint ventures) completed their scheduled drydockings. We estimate that 4 of our vessels (of which three are held in joint ventures) will be drydocked during the first half of 2018.

Description of Indebtedness

Below is a summary of our significant debt obligations.

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range tanker. The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 2.45% per annum and matures on January 11, 2021, with the option to extend for a further two years. The facility is currently secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and Grindrod Shipping. As of June 30, 2018, there was an outstanding balance under this facility of approximately $21.9 million. In connection with the Spin-Off, the guarantee relating to this facility issued by Grindrod Limited was released and a new guarantee from Grindrod Shipping was be put in place. In addition, in connection with the refinancing described below, we amended this facility such that the covenants applicable to this facility are the same as the covenants that apply to the new facility described below.

$100 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch relating to 11 handysize drybulk carriers and 5 tankers. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on August 15, 2022 and Tranche B matures on August 15, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the 16 vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the 16 vessels, as well as, Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the 16 vessels. As of the date of June 30, 2018, the full $100.0 million is outstanding on this facility.

Loan Covenants

Our credit facilities, contain, among other conditions and obligations, financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•                  book value net worth of not less than $250,000,000 in 2017 and 2018, not less than $265,000,000 in 2019 and 2020 and thereafter not less than $275,000,000;

•                  cash and cash equivalents of not less than $30,000,000; and

•                  a ratio of debt to market adjusted tangible fixed assets of not more than 75%.

Further, each facility contains a provision requiring a minimum value of the collateral for that facility, such that the aggregate fair market value of the vessels securing that facility plus any additional security securing that facility is between 125% and 133% of the relevant debt amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan). If any of these thresholds is not met, we may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities also contain, among other conditions, restrictive covenants which could or would restrict our ability to:

•                  incur additional indebtedness on the relevant vessels securing that facility;

•                  sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

•                  upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

•                  upon the happening of an event of default or potential event of default, pay dividends; or

•                  effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of June 30, 2018, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in its credit facilities, including the joint venture debt described below under “—Off-Balance Sheet Arrangements”, entered into as of that date.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

On August 17, 2016, one of our joint ventures with Mitsui & Co. entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd for a credit facility of approximately $5.8 million, bearing interest at LIBOR, plus a margin of 1.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and we have provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. As of June 30, 2018, $3.5 million remained outstanding under such facility.

One of our dry bulk joint ventures entered into a standard ship management agreement with a third-party ship management company for the management of the joint venture’s ships. As part of the arrangement, we have provided a guarantee to the third-party ship management company for performance by our joint venture of its liabilities and responsibilities under the agreement. The joint venture was terminated on June 1, 2018 and this guarantee was released.

At June 30, 2018 and December 31, 2017, we had provided financial support to joint ventures of approximately $61.7 million and $63.2 million, respectively, to enable the joint venture companies to meet their obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial years ended December 31, 2017, 2016 and 2015. This financial support relates to our Leopard Tankers joint venture and represents our proportionate share of funding obligations under the joint venture agreement relating to maturing debt obligations of the joint venture.

In addition, we and Vitol have each guaranteed to the financiers of the Leopard Tankers credit facility up to 50% of the scheduled interest and principal payments of the $138.5 million Leopard Tankers credit facility (excluding any balloon payment at maturity), bearing interest at LIBOR plus a margin of 3.0% per annum. As of June 30, 2018, $74.2 million remained outstanding under such facility. We have also provided an undertaking to those financiers to ensure a minimum working capital balance of $250,000 for each of the vessels owned by Leopard Tankers, but in no event are we required to provide more than 50% of such working capital shortfalls.

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. These arrangements are accounted for as operating leases. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt and time charter agreements, as described below.

The following table summarizes our contractual obligations on the balance sheet as of June 30, 2018 (these amounts do not include future interest payments):

	Payments Due by Period
$’000	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans	$127,257	$19,165	$36,546	$71,546	$—
Newbuildings	47,498	15,833	31,665	—	—
Time Charter Agreements	117,680	52,665	43,676	20,034	1,305
Office, Residential and Other Leases	1,790	1,255	535	—	—
Total contractual obligations	$294,225	$88,918	$112,422	$91,580	$1,305

Our contractual obligations under time charter agreements and office, residential and other leases as of June 30, 2018 have decreased due to the sale of OACL and Unicorn Bunker. Obligations under the secured bank loans  as of June 30, 2018 increased due to the refinancing of certain of our debt in May 2018, which resulted in a drawdown in full on the new $100 million facility.  This was partially offset by the sale of Unicorn Bunker in January 2018 and the release from the related debt obligation.

Recent Accounting Pronouncements

During the six months period ended June 30, 2018, we adopted the following new IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2018:

IFRS 15 Revenue from Contracts with Customers

We adopted IFRS 15 effective January 1, 2018 using the modified retrospective transition method and recorded an adjustment of $423,000 to the opening balance of accumulated losses due to a change in timing of recognition of freight revenue and the relevant contract costs as we satisfy our performance obligation of each freight contract. Subsequent to the adoption of the standard, we have separately disclosed “Contract asset” and “Contract liability” in the interim condensed consolidated statement of financial position. Contract asset relates to the unbilled revenue that was previously included in Other receivables and prepayment - Voyage in progress. Contract liability in the interim condensed consolidated statement of financial position refers to the amounts received in advance from the customers that was previously included in Trade and other payables. We has elected to apply this standard retrospectively only to contracts that are not completed contracts at January 1, 2018.

IFRS 9 Financial Instruments

We adopted IFRS 9 effective January 1, 2018 using the modified retrospective transition method and recorded an adjustment of $51,000 to the opening balance of accumulated losses due to the higher allowance for doubtful debts with the recognition of lifetime expected credit losses for all of our trade receivables and other financial assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR (and one of refinanced  facilities bore interest at  the Tokyo Interbank Offered Rate (“TIBOR”) until it was settled in May 2018). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the six months ended June 30, 2018 and 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.35% and 3.83% respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the six months ended June 30, 2018 and 2017, by $0.6 million and $0.6 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition, a part of our debt obligations were, denominated in currencies other than the U.S. dollar, being the Japanese Yen. The Japanese Yen facility was settled in May 2018. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the balance sheet at the exchange rate prevailing on the balance sheet date. Differences in exchange rates between balance sheet dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiary whose functional currency is not the U.S. dollar for purposes of preparing our consolidated accounts, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

If the relevant foreign currency strengthens by 10% against our functional currency, profit or loss will increase/(decrease) by:

(in millions)	June 30, 2018	June 30, 2017
South African Rands	$(2.0)	$(1.5)
Japanese yen	0.1	1.1

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly FFAs. Generally, freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFA is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. As of six months ended June 30, 2018 and 2017, we had $nil and $0.1 million in FFAs outstanding, respectively. For the six months ended June 30, 2018, we recorded a net profit on FFAs of $0.1 million in our unaudited interim condensed consolidated statements, which resulted from fair value profit. For the six months ended June 30, 2017, we recorded a net profit on FFAs of $0.4 million in our unaudited interim condensed consolidated financial statements, which resulted from fair value profit.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk from time to time.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the six months ended June 30, 2018 and 2017, by $0.8 million and $0.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

GRINDROD SHIPPING HOLDINGS LTD.

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	30 June 2018	31 December 2017
		US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	54,124	46,522
Trade receivables		9,248	13,399
Contract assets		2,056	—
Other receivables and prepayments		21,334	17,187
Due from related parties		21,160	26,998
Loans to joint ventures		18,391	18,180
Derivative financial instruments		1,143	123
Inventories		10,901	9,078
Current tax asset		543	761
		138,900	132,248
Assets classified as held for sale		—	54,954
Total current assets		138,900	187,202

Non-current assets
Other receivables and prepayments		2	72
Loans to joint ventures		2,627	7,301
Ships, property, plant and equipment	8	262,439	238,592
Interest in joint ventures		62,674	64,296
Intangible assets		46	61
Goodwill		7,666	8,419
Deferred tax assets		985	1,179
Total non-current assets		336,439	319,920

Total assets		475,339	507,122

LIABILITIES AND EQUITY

Current liabilities
Bank loans	9	19,165	87,964
Trade and other payables		20,423	28,354
Contract liability		5,437	—
Provision for onerous contract	10	78	1,270
Due to related parties		12,603	16,930
Derivative financial instruments		—	138
Bank overdrafts	6	—	4,028
Income tax payable		4,633	3,551
		62,369	142,235
Liabilities directly associated with assets classified as held for sale		—	21,014
Total current liabilities		62,369	163,249

Non-current liabilities
Bank loans	9	108,092	20,790
Retirement benefit obligation		1,968	2,180
Trade and other payables		510	1,167
Total non-current liabilities		110,570	24,137

Capital and reserves
Share capital	11	320,683	*
Parent invested capital		—	313,978
Hedging reserve		1,143	(15)
Translation reserve		162	5,773
Capital reserve		(19,588)	—
Equity attributable to owners of the company		302,400	319,736

Total equity and liabilities		475,339	507,122

* Amount is less than US$1.00

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June

	Notes	2018	2017
		US$’000	US$’000

Revenue		150,841	194,053
Cost of sales		(148,432)	(184,307)
Gross profit		2,409	9,746

Other operating income		8,032	1,902
Administrative expenses		(17,292)	(13,535)
Other operating expenses		(2,067)	(2,162)
Share of losses of joint ventures		(1,372)	(1,188)
Interest income		1,945	3,262
Interest expense		(2,961)	(3,079)
Loss before taxation	13	(11,306)	(5,054)

Income tax expense	14	(2,147)	(1,898)
Loss for the period		(13,453)	(6,952)

Other comprehensive income:

Items that will not be reclassified subsequently to profit or loss
Net fair value gain on hedging instruments entered into for cash flow hedges subject to basis adjustment		1,158	—
		1,158	—
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(4,548)	2,202
Reclassification of translation reserve to profit or loss arising from loss of control of businesses		(1,063)	—
Net fair value gain on hedging instruments entered into for cash flow hedges not subject to basis adjustment		—	171
		(5,611)	2,373

Other comprehensive (loss) income for the period, net of income tax		(4,453)	2,373

Total comprehensive loss for the period		(17,906)	(4,579)

Loss per share:
Basic and diluted, loss for the period attributable to ordinary equity holders of the company (1)		(0.71)	(0.36)

(1) For comparative purposes, the calculation of basic and diluted loss per share for the period ending 30 June 2017 are based on the number of ordinary shares of 19,063,833 shares representing the number of shares issued and outstanding as at 18 June 2018.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Parent invested capital	Hedging reserve	Translation reserve	Capital reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2017	*	361,779	(225)	1,541	—	363,095
Loss for the period	—	(6,952)	—	—	—	(6,952)
Other comprehensive income for the period, net of income tax	—	—	171	2,202	—	2,373
Total comprehensive loss for the period	—	(6,952)	171	2,202	—	(4,579)
Recognition of share-based payments	—	101	—	—	—	101
Dividends (Note 15)	—	(1,674)	—	—	—	(1,674)
Transaction with owners, recognised directly in equity	—	(1,573)	—	—	—	(1,573)

Balance at 30 June 2017	—	353,254	(54)	3,743	—	356,943

Balance at 1 January 2018	*	313,978	(15)	5,773	—	319,736
IFRS 9 and 15 Adjustment (Note 2.2)	—	(474)	—	—	—	(474)
Adjusted balance at 1 January 2018	—	313,504	(15)	5,773	—	319,262
Loss for the period	—	(13,453)	—	—	—	(13,453)
Other comprehensive income (loss) for the period, net of income tax	—	—	1,158	(5,611)	—	(4,453)
Total comprehensive loss for the period	—	(13,453)	1,158	(5,611)	—	(17,906)
Issue of ordinary shares and adjustment arising from ‘Spin off’ (Note 1 & 2.1)	320,683	(301,095)	—	—	(19,588)	—
Recognition of share-based payments	—	1,044	—	—	—	1,044
Transaction with owners, recognised directly in equity	320,683	(300,051)	—	—	(19,588)	1,044

Balance at 30 June 2018	320,683	—	1,143	162	(19,588)	302,400

* Amount is less than US$1.00

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June

	2018	2017
	US$’000	US$’000

Operating activities
Loss before taxation	(11,306)	(5,054)
Adjustments for:
Share of losses of joint ventures	1,372	1,188
Gain on disposals of businesses	(3,255)	—
Gain on deemed disposal of previously held joint venture interest	(324)	—
(Gain) loss on disposals of plant and equipment	(63)	2
Depreciation of ships, property, plant and equipment and amortisation of intangible assets	6,763	10,186
Reversal of provision for onerous contracts	(1,192)	(4,507)
Recognition of share-based payments expenses	481	57
Net foreign exchange (gain) loss	(2,833)	(725)
Interest expense	2,961	3,079
Interest income	(1,945)	(3,262)
Components of defined benefit costs recognised in profit or loss	354	—
Operating cash flows before movements in working capital	(8,987)	964
Inventories	(1,646)	2,077
Capital expenditure on ships	(19,513)	(1,680)
Trade receivables, other receivables and prepayments	(2,205)	3,527
Trade and other payables	(3,298)	(7,916)
Due from related parties	(11,723)	(367)
Due to related parties	3,678	—
Net cash used in operations	(43,694)	(3,395)
Interest paid	(2,401)	(2,636)
Interest received	654	1,152
Income tax paid	(805)	(1,134)
Net cash flows used in operating activities	(46,246)	(6,013)

Investing activities
Advances to related parties	—	(7)
Repayments from related parties	7,048	—
Cash assumed from acquisition of IM Shipping (Note 7.2)	952	—
Purchase of plant and equipment	(166)	(435)
Purchase of intangible assets	—	(2)
Proceeds from disposal of plant and equipment	63	15
Net proceeds from disposal of business (Note 7.1)	25,318	—
Net cash generated from (used in) investing activities	33,215	(429)

Financing activities
Long-term interest bearing debt raised	104,546	45,150
Payment of capital portion of long term interest-bearing debt	(86,550)	(26,127)
Loans from related parties	—	5,000
Restricted cash	1,454	(471)
Repayment of loans from related parties	—	(22,000)
Dividends paid	—	(1,674)
Net cash flows generated from (used in) financing activities	19,450	(122)

Net increase (decrease) in cash and cash equivalents	6,419	(6,564)
Cash and cash equivalents at the beginning of the period	45,245	62,470
Effect of exchange rate changes on the balance of cash held in foreign currencies	(1,269)	(257)
Cash and cash equivalents at the end of the period	50,395	55,649

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                             GENERAL

General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company whereby it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.  On 18 June 2018, the company became a publicly traded company with its shares Primarily listed on the NASDAQ Global Select Market and Secondarily on the Main Board of the JSE.

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). Before the Spin-Off, two of GSSA’s businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, were disposed to another Parent subsidiary on 1 January 2018. The information on the disposals have been detailed in Note 7.  On 18 June 2018, the Spin-Off was effected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000 (Note 11).  The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

The interim condensed consolidated financial statements of the Group (defined below) for the six months ended 30 June 2018 and 2017 were authorised for issue by the Board of Director of Grindrod Shipping Holdings Ltd on 29 August 2018.

2                             SIGNIFICANT ACCOUNTING POLICIES

2.1                    Basis of preparation of interim financial statements

Grindrod Shipping Holdings Ltd and its subsidiaries (the “Group”) resulting from the Spin-Off in Note 1 above is regarded as a continuing entity throughout the period ended 30 June 2018 and year ended 31 December 2017 as the Group was under the management of Grindrod and therefore considered to be under common management which forms the basis of the combined financial statements for the year ended 31 December 2017.

The financial statements presented herein represent (i) prior to 18 June 2018, the combined financial statements of GSPL and GSSA and (ii) subsequent to 18 June 2018, the consolidated financial statements of the company as a separate publicly traded company following the Spin-Off of GSPL and GSSA from Grindrod Limited. Prior to the Spin-Off, equity relating to GSPL and GSSA represents the Parent’s net investment in the Company and accordingly, this has been presented as ‘Parent invested capital’ in the combined financial statements. Upon the Spin-Off on 18 June 2018, the Parent Invested Capital was adjusted as a result of settlement of assets and liabilities of GSPL and GSSA with the Parent and formed the company’s share capital with the residual differences recognised as capital reserves.

The interim condensed consolidated financial statements for the six months ended 30 June 2018 has been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the annual combined financial statements of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty Ltd for the year ended 31 December 2017.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the estimation of income tax as set out in Note 14 and adoption of new and revised standards as set out in Note 2.2.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.2                    Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2018, the Group has applied a number of new or amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2018. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

IFRS 15 Revenue from Contracts with Customers

The Group adopted IFRS 15 effective 1 January 2018 using the modified retrospective transition method and recorded an adjustment of $423,000 to the opening balance of accumulated losses due to a change in timing of recognition of freight revenue and the relevant contract costs as the Group satisfies its performance obligation of each freight contract.  Subsequent to the adoption of the standard, the Group has separately disclosed “Contract asset” and “Contract liability” in the interim condensed consolidated statement of financial position. Contract asset relates to the unbilled revenue that was previously included in Other receivables and prepayment - Voyage in progress. Contract liability in the interim condensed consolidated statement of financial position refer to the amounts received in advance from the customers that was previously included in Trade and other payables. The Group has elected to apply this standard retrospectively only to contracts that are not completed contracts at 1 January 2018.

IFRS 9 Financial Instruments

The Group adopted IFRS 9 effective 1 January 2018 using the modified retrospective transition method and recorded an adjustment of $51,000 to the opening balance of accumulated losses due to the higher allowance for doubtful debts with the recognition of lifetime expected credit losses for all trade receivables and other financial assets of the Group.

2.3                    New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

IFRS 16 Leases

Management anticipates that the application of IFRS 16 in the future will have a material impact on amounts reported in respect of its financial assets and financial liabilities as there are a significant number of leases in its operations. Assets will increase on the recognition of “right of use” of an underlying asset and liabilities will increase for the obligation to make lease payments. The profit and loss will be affected as the relevant lease expenses will be recognised as amortisation of the right of use asset and interest expense. Statement of cash flows will be affected by lease payments being classified as cash flow used in financing activities instead of cash flow used in operating activities. IFRS 16 will become effective for the Group in 2019 and management does not plan to early adopt IFRS 16. Currently, it is not possible to provide a reasonable estimate of the effect of IFRS 16 until the management have completed a detailed review.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3                             CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated financial statements required the directors to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgements made by the directors in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the combined financial statements of the Group for the year ended December 31, 2017.

4                                         FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)             Categories of financial instruments

	30 June 2018	31 December 2017
	US$’000	US$’000
Financial assets
Derivative instruments designated as hedge accounting relationship:
Forward freight agreements	—	17
Bunker swaps	1,143	106
	1,143	123

Loans and receivables (including cash and cash equivalents) at amortised cost	125,689	163,600
Less: Transferred to asset of disposal group classified as held for sale	—	(35,500)
	125,689	128,100

	126,832	128,223

Financial liabilities
Derivative instruments designated as hedge accounting relationships:
Forward freight agreements	—	138

Financial liabilities at amortised cost	163,771	171,117
Less: Liabilities directly associated with assets classified as held for sale	—	(16,975)
	163,771	154,142

	163,771	154,280

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4                                         FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(ii)         Fair value measurement of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

Financial instruments measured at fair value on a recurring basis

All the financial instruments relate to the forward freight agreements and bunker swap agreements have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties

There was no transfer between Level 1 and 2 during the six-months ended 30 June 2018.

5                               RELATED PARTIES TRANSACTIONS AND BALANCES

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated below:

(i)                                     Amounts due from joint ventures and related parties (included in line item “Due from related parties) of $13,328,000 and $nil (31 December 2017: $26,888,000 and $15,215,000) bear interest at the rate of 15.0% and nil% (2017: 15% and 8.22%) per annum respectively.

(ii)                                  Loans to joint ventures of $21,018,000 (31 December 2017: $25,481,000) bear interest at rates ranging from 2% to 4.03% (2017: 1.03% to 2.91%).

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended 30 June 2018 and 2017.

(i)                        Grindrod Limited companies

	Six-months ended 30 June
	2018	2017
	US$’000	US$’000
Freight revenue from related parties	—	319
Fuel and port expenses to related parties	(18,910)	(28,654)
Guarantee fees from related parties	—	24
Guarantee fees to related parties	(53)	(61)
Bunker swaps from related parties	111	—
Interest income on amounts due from related parties	—	569
Interest expense on loan from related parties	—	(349)
Management fees to related parties	(1,220)	(1,060)
Management fees from related parties	—	175
Agency fees from related companies	—	1
Overhead recovery from related party (included in administrative expenses)	138	—
Dividend paid to related party	—	(1,674)
Other expenses to related parties	(143)	(663)
Sale of OACL and UBS to related parties	(36,481)	—

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5                               RELATED PARTIES TRANSACTIONS (cont’d)

(ii)                  Joint ventures

	Six-months ended 30 June
	2018	2017
	US$’000	US$’000
Interest income	1,385	1,969
Technical management fee income	812	812
Agency fees	288	289
Charter hire and other related revenue	5,062	2,117
Charter hire and other related expenses	(26,394)	(22,945)
Bunkers on consumption	(942)	—
Purchase of ship	(10,250)	—
Payments on behalf of a joint venture	(1,142)	(31)
Management fee income	217	175

(iii)              Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the six months ended June 30, 2018 and 2017 are presented below.

	Six-months ended 30 June
	2018	2017
	US$’000	US$’000

Short-term benefits	1,570	2,483
Share-based payments	84	—
Total director’s remuneration	1,654	2,483

The remuneration of directors is determined by the remuneration committee of Grindrod Limited having regard to the performance of individuals and market trends.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6                             CASH AND BANK BALANCES

	30 June 2018	31 December 2017
	US$’000	US$’000

Cash on hand	368	347
Cash at bank	53,756	46,175
	54,124	46,522
Less:
Bank overdrafts	—	(4,028)
Restricted cash	(3,729)	(5,183)
	50,395	37,311
Add: Cash and cash equivalents included in a disposal group held for sale (Note 7.1)	—	7,934
Cash and cash equivalents in the condensed consolidated statements of cash flows	50,395	45,245

7                               DISPOSALS OF BUSINESSES AND ASSET ACQUISITION

7.1 DISPOSALS OF BUSINESSES

In connection with the Spin-Off (Note 1), the Parent sold two of GSSA’s businesses to related companies within Grindrod Limited. The two businesses are namely, Ocean Africa Container Lines division (“OACL”), a division of GSSA and Unicorn Bunker Services (Pty Ltd) (“UBS”), a subsidiary of GSSA. The sale and purchase agreements were signed on 1 January 2018 and the consideration of the sales was US$20,985,000 (South African Rands 260 million) for OACL and US$15,496,000 (South African Rands 192 million) for UBS, respectively.

Details of the sale of the businesses as follows:

30 June 2018
US$’000

Total sales consideration	36,481
Carrying amount of net assets sold (1)	(34,289)
Reclassification of translation reserve to profit or loss	1,063
Gain on sale before income tax	3,255

Net cash inflow arising on disposal:
Total sales consideration	36,481
Less: Net settlement of amount due to related parties	3,229
Cash consideration received	33,252
Cash and cash equivalents disposed of	(7,934)
25,318

(1)             The carrying amount of net assets sold is reflected net of assets classified as held for sale of $54,954,000 and liabilities classified as held for sale of $20,665,000.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.2 ACQUISITION OF ASSETS

During the six months ended 30 June 2018, the Group acquired additional equity interest in IM Shipping from its joint venture partner which increased its ownership interest from 51% to 100%.   The transaction was determined by management to be in substance, an asset acquisition, and not a business combination as defined in IFRS 3 Business Combinations.  As part of the transaction, the Group recognised a gain of $324,000 on the deemed disposal of its previously held joint venture interest in profit or loss.  The ship acquired and cash and cash equivalents assumed as part of the transaction amounted to $11,000,000 and $977,000 respectively.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8          SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Dry-docking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2018	5,894	6,205	421,434	13,077	773	307	447,690
Additions	47	119	9,979	4,256	5,278	—	19,679
Addition through acquisition of IM Shipping (Note 7.2)	—	—	10,584	416	—	—	11,000
Disposals	—	(768)	—	(1,493)	—	—	(2,261)
Adjustments	118	—	—	(849)	—	—	(731)
Effect of foreign currency exchange differences	(666)	—	4	—	—	(34)	(696)
Balance at 30 June 2018	5,393	5,556	442,001	15,407	6,051	273	474,681

Accumulated depreciation:
Balance at 1 January 2018	5,263	4,448	103,994	6,525	—	—	120,230
Depreciation	101	379	5,022	1,248	—	—	6,750
Disposals	—	(768)	—	(1,493)	—	—	(2,261)
Adjustments	118	—	—	(849)	—	—	(731)
Effect of foreign currency exchange differences	(613)	—	(1)		—	—	(614)
Balance at 30 June 2018	4,869	4,059	109,015	5,431	—	—	123,374

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8              SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Dry docking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Impairment:
Balance at 1 January 2018 and 30 June 2018	—	—	85,171	3,387	310	—	88,868

Carrying Amount:
At 30 June 2018	520	1,497	247,815	6,589	5,741	277	262,439

At 31 December 2017	631	1,757	232,269	3,165	463	307	238,592

In May 2018, the Group entered into ship sale contracts with third parties for the purchase of two supramax drybulk carriers under construction for a purchase consideration of $26,388,000 per ship.  The ships are expected to be delivered in 2019.  As of 30 June 2018, the Group made the first installment payment amounting to $5,278,000.  See Note 16 for capital commitments.

Certain ships are pledged to secure bank borrowings as disclosed in Note 9.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9                             BANK LOANS

	30 June 2018	31 December 2017
	US$’000	US$’000
Secured — at amortised cost:
Bank Loans	127,257	108,754

Analysed between:
Current portion	19,165	89,573
Less: included as part of a disposal group held for sale	—	(1,609)
	19,165	87,964

Non-current portion	108,092	27,131
Less: included as part of a disposal group held for sale	—	(6,341)
	108,092	20,790

Interest payable (included in bank loans)	959	477

Loans due after one year are estimated to be repayable as follows:

Within 2 to 5 years	108,092	20,790
After 5 years	—	—
	108,092	20,790

On 8 May 2018, the Group signed a refinancing agreement that replaced three of the existing loan facilities. The total amount available and drawn under the facility was $100,000,000. The full facility is now repayable quarterly, commencing 16 August 2018. Facility fees of $1,782,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction cost to the loan account to the extent the loan was drawn down.

The bank loans are secured on cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 30 June 2018 is $3,729,000 (31 December 2017: $5,183,000) and $255,640,000 (31 December 2017: $233,866,000) respectively.  In addition, the loan facility has charges over the subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at London Interbank Offered Rate (“LIBOR”) plus the respective margins.  These bear a weighted average effective interest rate of 5.35% (2017: 3.83%) per annum.

At 30 June 2018, the Group had $nil available (31 December 2017: $5,000,000) of undrawn committed borrowing facilities which are subjected to the Group meeting all conditions precedent to drawdown.

The Group has several bank loan facilities and regularly monitors the covenants stated in the loan agreements.  There was no breach of loan covenants at 30 June 2018 or 31 December 2017.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10                      PROVISION FOR ONEROUS CONTRACT

Provision
US$’000

Analysis of provision for onerous contracts:
Balance at 1 January 2018	1,270
Reversal to profit or loss	(1,192)
Balance at 30 June 2018	78

11                      SHARE CAPITAL

At 31 December 2017, the ordinary shares of the company, comprising of 1 issued and paid up ordinary share with value of US$1, have no par value, carry one vote per share and carry a right to dividends as and when declared by the company.   With the change of reporting entity to the company after the Spin-off, the ordinary share (issued on 2 November 2017 — date of incorporation) was retrospectively applied to the financial statements of all prior periods up to 1 January 2017.

At 30 June 2018, the share capital comprised of 19,063,833 issued and paid up ordinary shares with no par value that carry one vote per share and carry a right to dividends as and when declared by the company.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12       SEGMENT INFORMATION

The following tables present an analysis of the Group’s revenue, results and additions to non-current assets by segments for the six months ended 30 June 2018 and 2017:

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
Six months ended 30 June 2018	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	52,955	73,082	1,215	127,252	18,946	8,966	2,570	30,482	—	157,734	(10,317)	147,417
Other (1)	873	593	531	1,997	(25)	—	758	733	—	2,730	694	3,424
Total revenue	53,828	73,675	1,746	129,249	18,921	8,966	3,328	31,215	—	160,464	(9,623)	150,841

Voyage expenses	(24,805)	(35,344)	(256)	(60,405)	(3,773)	(2,169)	—	(5,942)	—	(66,347)	(5,166)	(71,513)
Vessel operating costs	(13,053)	(1,679)	846	(13,886)	(5,929)	(4,909)	515	(10,323)	—	(24,209)	7,865	(16,344)
Charter hire	(8,418)	(36,680)	(1,468)	(46,566)	(7,990)	—	—	(7,990)	—	(54,556)	276	(54,280)
Depreciation and amortisation	(4,116)	(1,337)	—	(5,453)	(1,578)	(898)	(1,134)	(3,610)	—	(9,063)	2,414	(6,649)
Other	(209)	285	857	933	(439)	(402)	(1)	(842)	—	91	263	354
Costs of sales	(50,601)	(74,755)	(21)	(125,377)	(19,709)	(8,378)	(620)	(28,707)	—	(154,084)	5,652	(148,432)

Gross profit(loss)	3,227	(1,080)	1,725	3,872	(788)	588	2,708	2,508	—	6,380	(3,971)	2,409

Operating profit(loss)	427	(4,053)	(104)	(3,730)	(3,415)	(921)	5,941	1,605	(5,136)	(7,261)	(1,657)	(8,918)
Interest income	604	607	1	1,212	292	131	22	445	—	1,657	288	1,945
Interest expense	(2,331)	(888)	(1)	(3,220)	(1,532)	(398)	(552)	(2,482)	—	(5,702)	2,741	(2,961)
Share of losses of joint ventures	—	—	—	—	—	—	—	—	—	—	(1,372)	(1,372)
Taxation	(173)	(184)	(3)	(360)	307	268	(2,362)	(1,787)	—	(2,147)	—	(2,147)
(Loss)/profit for the period	(1,473)	(4,518)	(107)	(6,098)	(4,348)	(920)	3,049	(2,219)	(5,136)	(13,453)	—	(13,453)

Impairment loss on ships	—	—	—	—	—	(1,423)	—	(1,423)	—	(1,423)	1,423	—
Capital expenditure	24,995	5,528	122	30,645	—	814	44	858	—	31,503	(824)	30,679

(1) The Group derives its vessel and other revenue over time.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12                                  SEGMENT INFORMATION (cont’d)

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
Six months ended 30 June 2017	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	53,734	78,303	29,359	161,396	23,718	11,813	6,899	42,430	—	203,826	(12,228)	191,598
Other	674	386	531	1,591	(133)	—	374	241	—	1,832	623	2,455
Total revenue	54,408	78,689	29,890	162,987	23,585	11,813	7,273	42,671	—	205,658	(11,605)	194,053

Voyage expenses	(27,211)	(38,595)	(7,437)	(73,243)	(4,177)	(1,492)	—	(5,669)	—	(78,912)	(3,549)	(82,461)
Vessel operating costs	(13,012)	(1,600)	276	(14,336)	(6,897)	(4,796)	(1,727)	(13,420)	—	(27,756)	7,763	(19,993)
Charter hire	(10,137)	(35,609)	(8,567)	(54,313)	(8,317)	(1,973)	—	(10,290)	—	(64,603)	355	(64,248)
Depreciation and amortisation	(5,332)	(1,003)	(289)	(6,624)	(3,725)	(1,447)	(2,211)	(7,383)	—	(14,007)	4,375	(9,632)
Other	46	53	(6,994)	(6,895)	(384)	(699)	(86)	(1,169)	—	(8,064)	91	(7,973)
Costs of sales	(55,646)	(76,754)	(23,011)	(155,411)	(23,500)	(10,407)	(4,024)	(37,931)	—	(193,342)	9,035	(184,307)

Gross (loss)/profit	(1,238)	1,935	6,879	7,576	85	1,406	3,249	4,740	—	12,316	(2,570)	9,746

Operating (loss) profit	(4,435)	(968)	1,688	(3,715)	(1,133)	631	2,890	2,388	(1,061)	(2,388)	(1,661)	(4,049)
Interest income	904	904	764	2,572	184	112	214	510	—	3,082	180	3,262
Interest expense	(2,490)	(1,023)	(28)	(3,541)	(1,312)	(274)	(621)	(2,207)	—	(5,748)	2,669	(3,079)
Share of losses of joint ventures	—	—	—	—	—	—	—	—	—	—	(1,188)	(1,188)
Taxation	(292)	(298)	(837)	(1,427)	131	115	(717)	(471)	—	(1,898)	—	(1,898)
(Loss) profit for the period	(6,313)	(1,385)	1,587	(6,111)	(2,130)	584	1,766	220	(1,061)	(6,952)	—	(6,952)

Impairment loss on ships	—	—	—	—	—	—	—	—	—	—	—	—
Capital expenditure	1,876	4,606	451	6,933	500	21	20	541	—	7,474	(5,357)	2,117

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13                      LOSS BEFORE TAXATION

Loss before taxation includes the following items that are unusual because of their nature, size or incidences:

	For the six months ended 30 June
	2018	2017
	US$’000	US$’000

Gain on disposals of businesses	3,255	—
Gain on deemed disposal of previously held joint venture interest	324	—

14                        INCOME TAX EXPENSE

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	For the six months ended 30 June
	2018	2017
	US$’000	US$’000
Current tax
In respect of the current period	239	1,855
In respect of prior years	(9)	—
Capital gains tax	1,809	—
	2,039	1,855
Deferred tax
In respect of the current period	108	43

	2,147	1,898

15                      DIVIDENDS

No dividends were declared in the six months ended 30 June 2018.

On 31 March 2017, an interim dividend of US$334.60 per share, amounting to US$1,674,000 was declared and paid from Grindrod Shipping (South Africa) Pty Ltd to the ultimate holding company, Grindrod Limited.

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16                      CONTINGENT LIABILITIES AND COMMITMENT

Contingent liabilities

(a)                    Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 17 August 2016 for a credit facility of US$5,800,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”).

In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 17 August 2016.  The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 30 June 2018, the outstanding amount relating to the above loan facility was US$3,458,606 (31 December 2017: US4,099,000).

(b)                    Financial support from the Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures:

At 30 June 2018, the Group has provided financial support to joint ventures of US$61,709,000 (31 December 2017: US$63,222,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2017, 2016 and 2015.

(c)                      Guarantees from Grindrod Shipping Pte. Ltd. for a joint venture loan from a financial institution

Leopard Tanker Pte. Ltd. (‘‘Leopard Tanker’’) entered into a facility agreement with a financial institution for a credit facility of US$138.5 million. The Group has provided a guarantee of up to 50% of the amount loaned and an undertaking to the lender to ensure a minimum working capital balance of US$250,000 for each of the vessels held by Leopard Tanker.

At 30 June 2018, the outstanding amount relating to the above loan facility was US$74,151,000 (31 December 2017: US$77,599,000).

Commitments

The Group has entered into shipbuilding contracts for the construction of two supramax bulk carriers (2017: nil) during the six months ended 30 June 2018.  Under the terms of the agreements, the Group has committed to payments for these ships under construction.  The following has been authorised:

	30 June 2018	31 December 2017
	US$’000	US$’000

Capital commitment in respect of ships under construction	47,498	—

The expenditure will be financed out of cash resources from operations and bank loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: August 29, 2018

	By:	/s/ Stephen Griffiths
Stephen Griffiths Chief Financial Officer